SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

 UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Hillman Solutions Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

431636 109

(CUSIP Number)

Richard G. Jansen

277 Park Avenue, 27th Floor

New York, NY 10172

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Craig E. Marcus, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199-3600

July 14, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

[Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.]

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 431636 109

(1)	NAME OF REPORTING PERSONS CCMP Capital, LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 71,952,733*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 71,952,733*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,952,733*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4%
(14)	TYPE OF REPORTING PERSON PN

* See Item 5

CUSIP 431636 109

(1)	NAME OF REPORTING PERSONS CCMP Capital GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 71,952,733*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 71,952,733*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,952,733*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4%
(14)	TYPE OF REPORTING PERSON OO

* See Item 5

CUSIP 431636 109

(1)	NAME OF REPORTING PERSONS CCMP Capital Investors III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 52,113,061*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 52,113,061*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,113,061*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%
(14)	TYPE OF REPORTING PERSON PN

 * See Item 5

CUSIP 431636 109

(1)	NAME OF REPORTING PERSONS CCMP Capital Investors III (Employee), L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,126,372*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,126,372*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,126,372*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
(14)	TYPE OF REPORTING PERSON PN

* See Item 5

CUSIP 431636 109

(1)	NAME OF REPORTING PERSONS CCMP Capital Associates III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 55,239,433*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 55,239,433*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,239,433*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
(14)	TYPE OF REPORTING PERSON PN

* See Item 5

CUSIP 431636 109

(1)	NAME OF REPORTING PERSONS CCMP Capital Associates III GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 55,239,433*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 55,239,433*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,239,433*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
(14)	TYPE OF REPORTING PERSON OO

* See Item 5

CUSIP 431636 109

(1)	NAME OF REPORTING PERSONS CCMP Co-Invest III A, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 16,713,300*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 16,713,300*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,713,300*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
(14)	TYPE OF REPORTING PERSON PN

* See Item 5

CUSIP 431636 109

(1)	NAME OF REPORTING PERSONS CCMP Co-Invest III A GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 16,713,300*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 16,713,300*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,713,300*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
(14)	TYPE OF REPORTING PERSON OO

* See Item 5

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Hillman Solutions Corp., a Delaware corporation (the “Company”).

The principal executive offices of the Company are located at 10590 Hamilton Avenue, Cincinnati, OH 45231.

Item 2. Identity and Background

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively the “Reporting Persons”): (1) CCMP Capital, LP, a Delaware limited partnership (“CCMP”); (2) CCMP Capital GP, LLC, a Delaware limited liability company (“CCMP GP”); (3) CCMP Capital Investors III, L.P., a Delaware limited partnership (“CCMP Capital Investors”); (4) CCMP Capital Investors III (Employee), L.P., a Delaware limited partnership (“CCMP Employee”); (5) CCMP Co-Invest III A, L.P., a Delaware limited partnership (“CCMP Co-Invest” and together with CCMP Employee and CCMP Capital Investors, collectively the “CCMP Investors”); (6) CCMP Capital Associates III, L.P., a Delaware limited partnership (“CCMP Capital Associates”); (7) CCMP Capital Associates III GP, LLC, a Delaware limited liability company (“CCMP Capital Associates GP”); and (8) CCMP Co-Invest III A GP, LLC, a Delaware limited liability company (“CCMP Co-Invest GP”). The agreement among Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

(b) The business address of each Reporting Person is c/o CCMP Capital Advisors, LP, 277 Park Avenue, 27th Floor, New York, NY 10172.

(c) The principal occupation or employment of each of CCMP Capital Investors and CCMP Employee is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of CCMP Co-Invest is to acquire, hold and dispose of interests in HMAN Group Holdings Inc., and any securities received in exchange therefor (including the shares of the Company acquired by CCMP Co-Invest in the Business Combination (as defined below)). The principal occupation or employment of CCMP Capital Associates and CCMP Co-Invest GP is to serve as general partner or managing member to various limited partnership and limited liability companies, including the CCMP Investors. The principal occupation or employment of CCMP Capital Associates GP is to serve as general partner of CCMP Capital Associates. The principal occupation or employment of CCMP is to serve as a direct or indirect partner or member of CCMP Capital Associates, CCMP Co-Invest GP and certain of their affiliates. The principal occupation or employment of CCMP GP is to serve as general partner of CCMP.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are each organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported on this Statement were acquired pursuant to the terms of the Agreement and Plan of Merger, dated as of January 24, 2021, by and among Landcadia Holdings III, Inc. (“Landcadia”), Helios Sun Merger Sub, Inc. (“Merger Sub”), HMAN Group Holdings Inc. (“Hillman Holdco”) and CCMP Sellers’ Representative, LLC, solely in its capacity as representative of the stockholders of HMAN Group Holdings Inc (as amended from time to time, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Hillman Holdco with Hillman Holdco surviving the merger as a wholly owned subsidiary of Landcadia, which was renamed “Hillman Solutions Corp.” (the “Merger” and together with the other transactions contemplated by the Merger Agreement, the “Business Combination”).

In accordance with the terms and subject to the conditions set forth in the Merger Agreement, Landcadia paid aggregate consideration in the form of Company Common Stock equal to a value of approximately $939,580,000. A copy of the Merger Agreement is included as Exhibit 2 to this Statement.

Item 4. Purpose of Transaction.

The shares of Common Stock reported on this Statement were acquired for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Company or dispose of all or a portion of the securities of the Company that such Reporting Person now owns or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided for in the Registration Rights Agreement (as defined below). In addition, the Reporting Persons may engage in discussions with management and members of the Company’s board of directors regarding the Company, including, but not limited to, the Company’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Company regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

The Reporting Persons may have the ability, as a result of their holding shares of Company Common Stock representing in the aggregate 38.4% of the total voting power of all outstanding shares of Company Common Stock entitled to vote, to influence or determine the vote with respect to significant matters involving the Company, including the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Act”). In addition, each of Joseph Scharfenberger and Richard Zannino, each a member of CCMP Capital GP, serves on the board of directors of the Company, and in such capacity may have the ability, on behalf of the Reporting Persons, to influence the management policies and control of the Company with the aim of increasing or realizing the value of the Reporting Persons’ investment in the Company.

In connection with the acquisition of the Common Stock included in this Statement, the CCMP Investors entered into a Amended and Restated Registration Rights Agreement, dated as of July 14, 2021, by and among the Company, the CCMP Investors and the other parties thereto (the “Registration Rights Agreement”) setting forth, among other things, certain rights and restrictions pertaining to the ownership, voting, acquisition and disposition of Common Stock by the CCMP Investors and their controlled affiliates. A copy of the Registration Rights Agreement is included as Exhibit 4 to this Statement.

Except as set forth above in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of shares of Common Stock and the percentage of total outstanding shares of Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of shares of Common Stock in this Statement are based upon the 187,569,511 shares of Common Stock stated to be outstanding as of July 15, 2021 in the Company’s Form 8-K filed with the Securities and Exchange Commission on July 20, 2021. The Reporting Persons may be deemed to beneficially own an aggregate of 71,952,733 shares of Common Stock, which constitutes approximately 38.4% of the Company’s Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

CCMP Co-Invest may be deemed to beneficially own 16,713,300 shares of Common Stock, which represents approximately 8.9% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

CCMP Capital Investors may be deemed to beneficially own 52,113,061 shares of Common Stock, which represents approximately 27.8% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

CCMP Capital Investors (Employee) may be deemed to beneficially own 3,126,372 shares of Common Stock, which represents approximately 1.7% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

CCMP Co-Invest GP, as the general partner of CCMP Co-Invest, may be deemed to beneficially own 16,713,300 shares of Common Stock, which represents approximately 8.9% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

CCMP Capital Associates, as the general partner of each of CCMP Capital Investors and CCMP Employee, may be deemed to beneficially own an aggregate of 55,239,433 shares of Common Stock, which represents approximately 29.5% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

CCMP Capital Associates GP, as the general partner of CCMP Capital Associates, may be deemed to beneficially own an aggregate of 55,239,433 shares of Common Stock, which represents approximately 29.5% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

CCMP, as the owner of each of CCMP Capital Associates GP and CCMP Co-Invest GP, may be deemed to beneficially own an aggregate of 71,952,733 shares of Common Stock, which represents approximately 38.4% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

CCMP GP, as the general partner of CCMP, may be deemed to beneficially own an aggregate of 71,952,733 shares of Common Stock, which represents approximately 38.4% of the outstanding shares of Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

(b) The number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c) Except with respect to the shares of Common Stock acquired in the Business Combination, the Reporting Persons have not effected any transactions in the Company’s Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6. The Reporting Persons are party to the following contracts, agreements and understanding with respect to securities of the Company:

Merger Agreement

On July 14, 2021, Landcadia consummated the previously announced business combination pursuant to the terms of the Merger Agreement (the “Closing”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Hillman Holdco with Hillman Holdco surviving the merger as a wholly owned subsidiary of the Landcadia, which was renamed “Hillman Solutions Corp.”

In accordance with the terms and subject to the conditions set forth in the Merger Agreement, Landcadia paid aggregate consideration in the form of Company common stock calculated as described herein and equal to a value of approximately (i) $911,300,000 plus (ii) $28,280,000, such amount being the value of 2,828,000 shares of Class B common stock of Landcadia, valued at $10.00 per share, that TJF, LLC (“TJF Sponsor”) and Jefferies Financial Group Inc., (“JFG Sponsor” and, together with TJF Sponsor, the “Sponsors”) agreed to forfeit at the Closing. Pursuant to the Amended and Restated Letter Agreement, dated as of January 24, 2021, by and among Landcadia, its officers, its directors, and the Sponsors, the Sponsors forfeited a total of 3,828,000 shares of Landcadia Class B common stock (the “Sponsor Forfeited Shares”), with 2,828,000 shares being forfeited by the Sponsors on a basis pro rata with their ownership of Landcadia and 1,000,000 additional shares being forfeited by the TJF Sponsor.

At the Closing, each outstanding option to acquire common stock of Hillman Holdco (a “Hillman Holdco Option”), whether vested or unvested, was assumed by the Company and converted into an option to purchase common stock of the Company (“Company Option”) with substantially the same terms and conditions (including expiration date, vesting conditions and exercise provisions) as applicable to the Hillman Holdco Option immediately prior to the Closing, except that (i) each Company Option is exercisable for a number of shares of Company common stock equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Hillman Holdco common stock subject to the Hillman Holdco Option immediately prior to Closing multiplied by (B) the Closing Stock Per Option Amount (as defined in the Merger Agreement), and (ii) the per share exercise price for each share of Company common stock issuable upon exercise of the Company Option is equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per share of Hillman Holdco common stock subject to such Hillman Holdco Option immediately prior to closing by (B) the Closing Stock Per Option Amount.

At the Closing, (i) each share of unvested restricted Hillman Holdco common stock was cancelled and converted into the right to receive a number of shares of Company restricted stock equal to the Closing Stock Per Restricted Share Amount (as defined in the Merger Agreement) with substantially the same terms and conditions as were applicable to the related share of Hillman Holdco restricted stock immediately prior to the Closing, and (ii) each Hillman Holdco restricted stock unit was assumed by Company and converted into a Company restricted stock unit with substantially the same terms and conditions as were applicable to such Hillman Holdco restricted stock unit immediately prior to the Closing (including with respect to vesting and termination-related provisions).

The number of shares of Company common stock issued was 187,569,511. Holders of shares of Hillman Holdco capital stock held, in the aggregate, approximately 48.7% of the issued and outstanding shares of Company common stock immediately following the Closing of the Business Combination.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Merger Agreement and first amendment to the Merger Agreement, copies of which are filed as Exhibit 2 and Exhibit 3 to this Statement.

Registration Rights Agreement

On July 14, 2021, the Company entered into the Registration Rights Agreement with the CCMP Investors and the other parties thereto, pursuant to which, among other things, (i) the Company agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of the Company Common Stock and other equity securities of the Company that are held by the parties thereto from time to time, (ii) Jefferies Financial Group Inc., a New York corporation (“Jefferies”), and TFJ, LLC, a Delaware limited liability company (“TFJ”, and together with Jefferies and their respective Permitted Transferees (as defined therein), the “Sponsors”) and the Hillman Holdco supporting stockholders (which includes the CCMP Investors) were granted certain registration rights and (iii) the Sponsors reaffirmed the lock-up they agreed and the Hillman Holdco supporting stockholders agreed to a lock-up under which they will not sell, for the period set forth therein, the shares of the Company Common Stock which they received in the Business Combination. The Registration Rights Agreement does not provide for specified cash penalties under the registration rights agreement that may result from delays in or failure to register the covered shares. In addition, the Registration Rights Agreement provides for the following registration rights:

Shelf registration rights. The Company shall, as soon as practicable, but in any event within thirty (30) days after July 14, 2021 (the “Closing”), file a registration statement pursuant to Rule 415 of the Securities Act to permit the public resale of all of the registrable securities held by the Sponsors and the Hillman Holdco supporting stockholders and will use its reasonable best efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but in no event later than sixty (60) days following the filing deadline. At any time following the effectiveness of the shelf registration statement, the Sponsors or the Hillman Holdco supporting stockholders may make a written request to effect a public offering, including pursuant to an underwritten shelf takedown.

Demand registration rights. The Company is required, upon the written request of the CCMP Investors, the Sponsors or Oak Hill Capital Partners III, L.P. (the “Oak Hill Holders”), to file a registration statement and the Company shall effect the registration of all or part of the registrable securities. The CCMP Investors shall be entitled to make up to six demands for registration, excluding short form demands. The Sponsors and the Oak Hill Holders shall be entitled to make one demand for registration.

Piggyback registration rights. At any time following the Closing, if the Company proposes to file a registration statement to register its equity securities under the Securities Act, subject to certain exceptions, each of the Sponsors and the Hillman Holdco supporting stockholders shall be entitled to include their registrable securities in such registration statement.

Expenses and indemnification. All fees, costs and expenses of underwritten registrations will be borne by the Company and the holders of registrable securities shall bear the cost of any incremental selling expenses relating to the sale of registrable securities. The Registration Rights Agreement contains customary cross-indemnification provisions, under which the Company is obligated to indemnify holders of registrable securities in the event of any claims arising out of untrue or alleged untrue statements of material fact contained in any registration statement attributable to the Company, and the Company shall have the right to require the holders of registrable securities to indemnify the Company, its directors, officers and agents and each person who controls the Company from and against any claims that arise out of or are based on any untrue statement of material fact contained in the registration statement.

Registrable Securities. Securities of the Company shall cease to be registrable securities when (i) a registration statement with respect to the sale of such securities shall become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (ii) such securities have been otherwise transferred, (iii) such securities shall have ceased to be outstanding, or (iv) such securities are held or become held by a holder who holds less than two percent (2%) of the then issued and outstanding equity securities of the Company and may be sold without registration pursuant to Rule 144 or any successor rule under the Securities Act.

Lock Up Period. Notwithstanding the foregoing, the CCMP Investors and Oak Hill Holders shall not transfer any securities of the Company for six months following the Closing, provided (x) that 33% of the Common Stock held by the CCMP Investors and Oak Hill shall be transferable as part of a registration or offering in which securities of the Company are sold to an underwriter following ninety (90) days after the Closing if the last closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) day trading period after the Closing, and (y) each executive officer and director of the Company shall be permitted to establish a plan to acquire and sell shares of Common Stock pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of shares of Common Stock held by the CCMP Investors and Oak Hill during the six months following the Closing, and each Sponsor shall not transfer the Common Stock for one year after the Closing, subject to certain customary exceptions. Each director and officer of the Company and each holder of registrable securities shall, if requested, deliver a customary lock up agreement in connection with any underwritten public offering, subject to certain customary exceptions.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 4 to this Statement.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1.*	Joint Filing Agreement, dated as of July 15, 2021, by and among CCMP Capital, LP, CCMP Capital GP, LLC, CCMP Capital Investors III, L.P., CCMP Capital Investors III (Employee), L.P., CCMP Co-Invest III A, L.P., CCMP Co-Invest III A GP, LLC, CCMP Capital Associates III, L.P., and CCMP Capital Associates III GP, LLC.

2.	Agreement and Plan of Merger, dated as of January 24, 2021, by and among Landcadia Holdings III, Inc., Helios Sun Merger Sub, Inc., HMAN Group Holdings Inc. and CCMP Sellers’ Representative, LLC, solely in its capacity as representative of the stockholders of HMAN Group Holdings Inc. (incorporated by reference to Exhibit 2.1 of Landcadia’s Registration Statement on Form S-4 (Reg. No. 333-252693), filed with the SEC on June 11, 2021).

3.	First Amendment to Merger Agreement, dated as of March 12, 2021, by and among Landcadia Holdings III, Inc., Helios Sun Merger Sub, Inc., HMAN Group Holdings Inc. and CCMP Sellers’ Representative, LLC, solely in its capacity as representative of the stockholders of HMAN Group Holdings Inc. (incorporated by reference to Exhibit 2.2 of Landcadia’s Registration Statement on Form S-4 (Reg. No. 333-252693), filed with the SEC on June 11, 2021).

4.	Amended and Restated Registration Rights Agreement, dated July 14, 2021, by and among Hillman Solutions Corp., Jefferies Financial Group Inc., TFJ, LLC, CCMP Capital Investors III, L.P., CCMP Capital Investors (Employee) III, L.P., CCMP Co-Invest III A, L.P., Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. and OHCP III HC RO, L.P. (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 20, 2021).

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2021

CCMP CAPITAL, LP
By: CCMP Capital GP, LLC, its general partner

By:	/s/ Richard G. Jansen
Name: Richard G. Jansen
Title: Managing Director and General Counsel

CCMP CAPITAL GP, LLC

By:	/s/ Richard G. Jansen
Name: Richard G. Jansen
Title: Managing Director and General Counsel

CCMP CAPITAL INVESTORS III, L.P.
By: CCMP Capital Associates III, L.P., its general partner
By: CCMP Capital Associates III GP, LLC, its general partner

By:	/s/ Richard G. Jansen
Name: Richard G. Jansen
Title: Managing Director and General Counsel

CCMP CAPITAL INVESTORS III (EMPLOYEE), L.P.
By: CCMP Capital Associates III, L.P., its general partner
By: CCMP Capital Associates III GP, LLC, its general partner

By:	/s/ Richard G. Jansen
Name: Richard G. Jansen
Title: Managing Director and General Counsel

CCMP CO-INVEST III A, L.P.
By: CCMP Co-Invest III A GP, LLC, its general partner

By:	/s/ Richard G. Jansen
Name: Richard G. Jansen
Title: Managing Director and General Counsel

CCMP CO-INVEST III A GP, LLC

By:	/s/ Richard G. Jansen
Name: Richard G. Jansen
Title: Managing Director and General Counsel

CCMP CAPITAL ASSOCIATES III, L.P.
By: CCMP Capital Associates III GP, LLC, its general partner

By:	/s/ Richard G. Jansen
Name: Richard G. Jansen
Title: Managing Director and General Counsel

CCMP CAPITAL ASSOCIATES III GP, LLC

By:	/s/ Richard G. Jansen
Name: Richard G. Jansen
Title: Managing Director and General Counsel